Exhibit (d)(2)(A)

Form of Policy Riders

Ameritas Life Insurance Corp.

ACCELERATED DEATH BENEFIT FOR TERMINAL ILLNESS RIDER

This rider is attached to and forms a part of the policy. Except as specifically altered by the rider, all of the provisions, limitations and exclusions of the policy remain in full force and effect.

TAX CONSEQUENCES. BENEFITS PAID UNDER THIS RIDER MAY BE TAXABLE. SOME OF THE BENEFITS PROVIDED BY THIS RIDER ARE INTENDED TO BE NON-TAXABLE. HOWEVER, CHANGES TO TAX LAW CAN CHANGE THE TAXABILITY OF BENEFITS. WE RECOMMEND THAT YOU CONTACT YOUR TAX ADVISOR TO ASSESS THE IMPACT OF THESE BENEFITS.

YOUR DEATH BENEFIT AND ACCESS TO THE ACCOUNT VALUE WILL BE REDUCED BY THE LIEN BALANCE.

We will accelerate the payment of the death benefit for a qualifying event subject to the provisions of this rider. The accelerated payment is referred to as an accelerated death benefit.

QUALIFYING EVENT. The qualifying event covered under this rider is terminal illness. Terminal illness means the insured has been certified by a physician as having an illness or physical condition which can reasonably be expected to result in death within 12 months after the date of certification. Physician is defined as a doctor of medicine or osteopathy (other than you, your spouse, domestic partner, a member of your family, a business or professional partner, or any person with whom you share a financial or business interest) licensed to practice medicine and surgery in the state in which he or she practices and who is practicing within the scope of such license in the United States.

ACCELERATED DEATH BENEFITS. The minimum and maximum terminal illness accelerated death benefit amounts that we will pay are shown on the policy schedule.

The accelerated death benefit will be paid in a lump sum. The accelerated death benefit will be paid to you or your estate while the insured is living, unless the death benefit has been otherwise assigned or designated by you. The accelerated death benefit must be requested before the policy anniversary on which the insured attains the maximum acceleration age shown on the policy schedule.

The accelerated death benefit plus any administrative fee plus accrued interest will be a lien against the death benefit proceeds, not against any policy cash surrender value. After an accelerated death benefit has been paid both your access to the cash surrender value and policy lapse benefits will be restricted to the excess of the cash surrender value over any lien balance. On the date of death, the death benefit proceeds will be reduced by the amount of any lien balance and any loan balance.

After a request for an accelerated death benefit and upon the payment of an accelerated death benefit, you and any irrevocable beneficiary will be provided with a benefit statement demonstrating the effect of the accelerated death benefit on the death benefit proceeds, cash surrender value, premium, policy loans and policy liens.

If the insured dies before the accelerated death benefit payment is made, then the accelerated death benefit is terminated and the remaining death benefit will be paid pursuant to the policy. If the insured dies after you request the accelerated death benefit but before the accelerated death benefit payment is received, then the request shall be canceled and the death benefit paid pursuant to the policy.

REQUIRED LOAN PAYMENT. The accelerated death benefit payment will be first used to repay a portion of any outstanding loan balance under the policy. The portion to be repaid will be determined by the product of the loan balance and the amount of the accelerated death benefit payment divided by the eligible amount under the policy as of the date the accelerated death benefit is paid. The remaining accelerated death benefit will be paid to you.

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RESIDUAL DEATH BENEFIT. Upon the death of the insured, we will pay at least the residual death benefit shown on the policy schedule, reduced by the amount of any partial withdrawals taken after the first accelerated death benefit request and any loan balance.

ELIGIBLE AMOUNT. The eligible amount is the specified amounts on the base policy, the Supplemental Coverage Rider, and the Early Cash Value Rider at the time of the accelerated death benefit request.

CONDITIONS. Accelerated death benefits are subject to the following conditions:

(1)	We must receive a written claim form that will be provided by us within 10 working days after you request it. If the claim form is not provided within 10 days, it is considered that the claimant complied with the claim requirements if the claimant submits written proof covering the occurrence, the character, and the extent of the occurrence for which the claim is made. Payment of the accelerated death benefit is due immediately upon receipt of the due written proof of eligibility;
(2)	The insured must provide satisfactory proof that the insured has suffered a qualifying event. Satisfactory proof for a qualifying event must be certified by a physician. Such satisfactory proof must specify that the insured has been diagnosed as having a terminal illness;
(3)	We reserve the right to obtain a second medical opinion at our expense. In the event of conflicting medical opinions, a third opinion at our expense from an agreed upon licensed health care practitioner will control;
(4)	Any amount required to prevent the policy from terminating must be paid before any accelerated death benefit will be paid;
(5)	If the policy is a survivorship life insurance policy, the accelerated death benefit is not available if both insureds are living;
(6)	Any existing assignee or lienholder must release their assignment or existing lien;
(7)	Any irrevocable beneficiary must consent in writing to your request for the accelerated death benefit;
(8)	You must assign the policy to us for an amount equal to the lien balance. No further changes to the policy will be permitted without our consent;
(9)	The accelerated death benefit payment on the insured from this policy will not exceed the maximum accelerated death benefit amount shown on the policy schedule; and
(10)	This rider allows for the accelerated payment of death benefit proceeds, which would otherwise be payable to the beneficiary of the policy. You are not eligible for this benefit if you will be required by:
(a)	law to use this benefit to meet the claims of creditors, whether in bankruptcy or otherwise; or
(b)	a government agency to use this benefit in order to apply for, obtain, or otherwise keep a government benefit or entitlement.

PREMIUMS DUE. After payment of the accelerated death benefit, you are required to pay the premium necessary to keep the base policy and any attached riders in force.

EFFECT ON OTHER RIDERS. Optional rider benefits under this policy will continue to remain in force subject to the terms and conditions of the policy and riders. Charges for optional riders will be calculated according to the terms of the rider form. Payment of the accelerated death benefits will have no effect upon any Accidental Death Benefit Riders or Children's Insurance Riders.

INTEREST. We will charge interest on the lien balance. The interest charged will be accrued daily to the lien balance. You may repay any portion of the outstanding lien balance at any time before the insured's death.

The maximum lien interest rate will be the greater of:

(1)	the current yield on ninety-day treasury bills; or
(2)	the current maximum statutory adjustable policy loan interest rate.

If the index used in the maximum statutory adjustable policy loan interest rate is discontinued, we will use an appropriate substitute index subject to the approval of the Interstate Insurance Product Regulation Commission.

However, the maximum lien interest rate will never exceed the rate shown on the policy schedule. We have the option of charging less.

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The interest rate used on the portion of the lien balance that is equal to or less than the amount of the cash surrender value will be no more than the policy loan interest rate. Lien interest will not be charged if it would cause the lien balance to be greater than the following:

(1)	specified amount of the base policy; plus
(2)	specified amount of Early Cash Value Rider, if any; plus
(3)	specified amount of Supplemental Coverage Rider, if any; minus
(4)	loan balance, if any; minus
(5)	the greater of 0 or the residual death benefit minus loan balance.

GENERAL PROVISIONS

ADMINISTRATIVE FEE. We reserve the right to assess an administrative fee of not more than the maximum administrative fee shown on the policy schedule to process an accelerated death benefit request under this rider. The fee will be added to the lien at the time the accelerated death benefit is paid.

EFFECTIVE DATE. The effective date of this rider is shown on the policy schedule.

REINSTATEMENT. If the policy lapses and is reinstated, this rider will automatically be reinstated with the policy. Any lien balance that was outstanding at the time the policy lapsed will be reinstated with accrued interest as if the policy had not lapsed.

TERMINATION. This rider will end at the earlier of written notice from you or termination of the policy. If the accelerated death benefit is terminated, this shall not prejudice the payment of benefits for any qualifying event that occurred while the form was in force.

AMERITAS LIFE INSURANCE CORP.

President	Secretary

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POLICY SCHEDULE

Accelerated Death Benefit
Insured:	[John Doe]
Effective Date:	[January 1, 2017]
Maximum Acceleration Age:	[110]
Minimum Accelerated Death Benefit:	$[250]
[Lifetime Maximum Accelerated Death Benefit:	Lesser of $[1,000,000] or [75]% of the eligible amount]
[Maximum Critical Illness Accelerated Death Benefit:	Lesser of $[125,000] or [25]% of the eligible amount]
[Maximum Chronic Illness Accelerated Death Benefit:	Lesser of $[1,000,000] or [50]% of the eligible amount]
Maximum Terminal Illness Accelerated Death Benefit:	Lesser of $[1,000,000] or [75]% of the eligible amount
Maximum Administrative Fee per Acceleration Request:	$[250]
Maximum Lien Interest Rate:	[8.00]% per year
Residual Death Benefit:	[10]% of the eligible amount up to a maximum of $[100,000]
[Months Monthly Deduction will be Waived:	24]
[Charge for this Rider:	$0.04 per month per thousand of the total specified amount]

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